UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Continent Securities Advisors, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1218 Webster Street
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Van Pelt, IV — 713-289-6202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company
(Name – *if individual, state last, first, middle name*)

5910 Courtyard Drive #230	Austin	TX	78731
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William H. Van Pelt, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Continent Securities Advisors, Ltd, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NELDA J. HEBERT
My Notary ID # 124343683
Expires September 24, 2022

Signature

President, FINOP

Title

Nelda Hebert

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-CONTINENT SECURITIES ADVISORS, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

MID-CONTINENT SECURITIES ADVISORS, LTD.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2019

BAUER & COMPANY audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
of Mid-Continent Securities Advisors, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mid-Continent Securities Advisors, Ltd. as of December 31, 2019, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mid-Continent Securities Advisors, Ltd. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mid-Continent Securities Advisors, Ltd.'s management. Our responsibility is to express an opinion on Mid-Continent Securities Advisors, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mid-Continent Securities Advisors, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Mid-Continent Securities Advisors, Ltd.'s financial statements. The supplemental information is the responsibility of Mid-Continent Securities Advisors, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Mid-Continent Securities Advisors, Ltd.'s auditor since 2018.

Austin, Texas
March 17, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	178,848
Commissions Receivable		431,248
Prepaid Expenses		16,000
TOTAL ASSETS	$	626,096

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Commissions Payable	$	474,051
TOTAL LIABILITIES		474,051
PARTNERS' CAPITAL		152,045
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	626,096

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:		
401k Commissions	$	398,641
Placement Fee Revenues		835,871
Total Revenues		1,234,512
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission Expense		691,266
Office Rent		42,000
Office Rent - Related Party		6,500
Office Supplies		63
Professional Fees		18,081
License and Registration Fees		4,582
Marketing and Advertising Costs		10,000
Subscriptions and Membership Dues		2,790
Other Expenses		1,900
Total General and Administrative Expenses		777,182
NET INCOME	$	457,330

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019

	General Partner	Limited Partner	Total
Balance, December 31, 2018	$ 1,344	$ 146,299	$ 147,643
Net Income	4,573	452,757	457,330
Distributions	(4,529)	(448,399)	(452,928)
Balance, December 31, 2019	$ 1,388	$ 150,657	$ 152,045

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	457,330
Adjustments to reconcile net income to net cash provided by operating activities		
Net change in:		
(Increase) decrease in commission receivable		(226,327)
(Increase) decrease in prepaid expense		(16,000)
Increase (decrease) in commissions payable		187,110
Increase (decrease) in accrued expenses		(6,227)
Net cash provided by operating activities		395,886
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Partners		(452,928)
Net cash used in financing activities		(452,928)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(57,042)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		235,890
CASH AND CASH EQUIVALENTS, END OF YEAR	$	178,848

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mid-Continent Securities Advisors, Ltd. (the Partnership) was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

As of December 31, 2019, the general partner has a 1% partnership interest and the limited partner a 99% partnership interest. The Partnership terminates on December 31, 2102, unless terminated at an earlier date as provided for in the Partnership Agreement.

The Partnership became a registered broker/dealer with the Securities and Exchange Commission ("SEC") in April 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Partnership's customers consist primarily of individuals located throughout the United States of America.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which is required by the SEC and FINRA whereby revenues are recognized in the period earned and expenses when incurred. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Revenue Recognition

The Partnership receives commissions for directing its customers to invest in hedge funds, mutual funds and variable life insurance products. The Partnership does not carry any securities for its customers. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Placement Fee Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. The Partnership provides investment advisory services on a daily basis. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the client is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the client's assets under management. Revenue is recognized at the point that performance under the arrangement is completed and 401k/other commissions are received by the Partnership. For certain contracts, revenues are recognized over time in which the performance obligation are simultaneously provided by the Partnership and consumed by the customer and commissions are received by the Partnership.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have an original maturity of three months or less.

Fair Value Measurements

The carrying amounts of the Partnership's financial instruments, which include cash and cash equivalents, commissions receivable, and commissions payable, approximate their fair values due to their short maturities.

Income Tax

The Partnership has elected to be taxed as a partnership. As such, the Partnership does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Partnership is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of and for the year ended December 31, 2019, the Partnership's Texas margin tax expense was not significant. The Partnership has no uncertain tax positions as of December 31, 2019.

Management Review

The Partnership has evaluated subsequent events through March 17, 2020, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board, or other standard setting bodies, are not expected to have a material impact on the Partnership’s financial position, results of operations or cash flows.

NOTE 2: PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership Agreement:

Management

The general partner, MCSALGP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partner to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

Liability of Limited Partner

The liability of the limited partner to the Partnership shall be limited to the difference between the limited partner’s capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partner has received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership’s liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

General Allocation of Income and Expenses

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partner.

NOTE 2: PARTNERSHIP AGREEMENT - Continued

Special Allocation of Income and Expenses

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

Payment of Distributions

The general partner shall make distributions from time to time, by majority vote of the general partner, to cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3: RELATED PARTY TRANSACTIONS

Under terms of a formal agreement, the Partnership pays $500 monthly to the limited partner for rent and certain administrative services. The monthly payment is not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the year ended December 31, 2019, the Partnership paid $6,500 to the limited partner.

NOTE 4: CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and cash equivalents and commission receivable. At various times during the year, the Partnership may have bank deposit in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

As of and for the year ended December 31, 2019, customer concentrations were as follows:

Customer Name	*% of Revenues*	*% of Commissions Receivable*
Customer A	20%	0%
Customer B	35%	49%
Customer C	16%	32%
Customer D	6%	13%

NOTE 5: NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Partnership had net capital of $104,093 which was $72,490 in excess of its required net capital of $31,603. Additionally, the Partnership's ratio of aggregate indebtedness to net capital was 4.55 to 1.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Partnership leases office space under an operating lease that expires in May 2031 from a related party. The Partnership recognizes rent expense on a straight-line basis over the lease term. For the year ended December 31, 2019, rent expense totaled $6,500.

Future minimum lease payments under the agreement as of December 31, 2019 are as follows:

Year Ending December 31,		
2020	$	6,000
2021		6,000
2022		6,000
2023		6,000
2024		6,000
Thereafter		38,500
	$	68,500

The remaining rent expense of $42,000 was paid on behalf of the Partnership registered representative.

Litigation

The Partnership from time to time may be involved in litigation relating to claims arising out of it's normal course of business. Management believes that there were no claims or actions pending or threatened against the Partnership, the ultimate disposition of which would have a material impact on the Partnership's financial position, results of operations or cash flows.

Risk Management

The Partnership maintains various forms of insurance that the Partnership's management believes are adequate to reduce the exposure to these risks to an acceptable level.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Net Capital:		
Partners' capital from statement of financial condition	$	152,045
Non-allowable assets		(47,952)
Net capital before haircuts		104,093
Haircuts		-
NET CAPITAL	$	104,093
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness.)	$	31,603
Net capital in excess of minimum requirement		72,490
Net capital less 120% of minimum net capital required	$	66,169
Ratio:		
Aggregate indebtedness to net capital		4.55 to 1
Ratio of subordinated indebtedness to debt/equity total		-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2019 as previously filed on January 26, 2020 by Mid-Continent Securities Advisors, Ltd. on Form X-17A-5.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2019

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule afterwards. The Partnership does not hold funds for security for, or owe money or securities to, customers.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

The Partnership is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule afterwards. The Partnership did not maintain possession or control of any customer funds or securities.

Mid-Continent Securities Advisors, Ltd.
The Benjamin Building
1218 Webster Street
Houston, Texas 77002

William H. Van Pelt, IV
Direct: (713) 289-6202
E-mail: bvp4@mccltd.com

Telephone: (713) 289-6200
Facsimile : (713) 289-6247

Exemption Report

Mid-Continent Securities Advisors, Ltd. is exempt from the filing requirement of Rule 15c3-3 under the exemption provided under (k)(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained. Our firm does not hold nor receive customer funds nor securities.

Mid-Continent Securities Advisors, Ltd. has met this exemption continuously since the firm's inception, including the calendar year 2019.

William H. Van Pelt, IV
President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
of Mid-Continent Securities Advisors, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2019, in which (1) Mid-Continent Securities Advisors, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mid-Continent Securities Advisors, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Mid-Continent Securities Advisors, Ltd. stated that Mid-Continent Securities Advisors, Ltd. met the identified exemption provisions throughout the most recent fiscal year of December 31, 2019 without exception. Mid-Continent Securities Advisors, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mid-Continent Securities Advisors, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
March 17, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

General Partner of Mid-Continent Securities Advisors, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Mid-Continent Securities Advisors, Ltd. and the SIPC, solely to assist you and SIPC in evaluating Mid-Continent Securities Advisors, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Mid-Continent Securities Advisors, Ltd.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Mid-Continent Securities Advisors, Ltd.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Mid-Continent Securities Advisors, Ltd. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
March 17, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mid-Continent Securites Advisors, Ltd.
1218 Webster Street
Houston, Texas 77002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bill Van Pelt, IV (713) 289-6200

2. A.	General Assessment (item 2e from page 2)	$ 1,254
B.	Less payment made with SIPC-6 filed (exclude interest) 7-25-2019 (Date Paid)	(290)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	964
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 964

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 964

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mid-Continent Securities Advisors, Ltd
(Name of Corporation, Partnership or other organization)

William H. Van Pelt IV
(Authorized Signature)

Designated Principal
(Title)

Dated the 28 day of FEB., 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,234,512
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	398,641
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	398,641
2d. SIPC Net Operating Revenues	$ 835,871
2e. General Assessment @ .0015	$ 1,254 (to page 1, line 2.A.)

March 17, 2020

To the General Partner of
Mid-Continent Securities Advisors, Ltd.

In connection with our audit of the financial statements and supplemental information of Mid-Continent Securities Advisors, Ltd. (the "Company") for the year ended December 31, 2019, we will issue our report thereon dated March 17, 2020. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2019. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2019 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for revenue recognition. Revenue recognition is considered a critical accounting policy as proper revenue recognition is required to ensure that the Company's financial statements are materially correct and the Company is in compliance with regulatory requirements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company did not have any critical accounting estimates affecting the financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

BAUER & COMPANY
audit & accounting services

During our audit, we evaluated the following qualitative areas:

- We did not identify any instances of management bias in judgment relating to selective correction of misstatements brought to management's attention during the audit, identification by management of additional adjusting entries that offset misstatements accumulated by the auditor, bias in the selection and application of accounting principles, or bias in accounting estimates.
- We did not identify any differences between estimates best supported by the audit evidence and estimates included in the financial statements that indicate possible management bias.
- We did not identify any differences between management's disclosures related to the Company's critical accounting policies or any changes to those disclosures that the auditors proposed that management did not make.
- We did not identify any significant or unusual transactions where we did not understand the business rationale for the transaction.
- We did not identify any material differences regarding the reasonableness of the Company's critical accounting estimates.
- We did not identify any material differences between the presentation of the financial statements, and the related disclosures are in conformity with GAAP.
- We did not identify any concerns regarding management's anticipated application of accounting pronouncements that have been issued but are not yet effective that might have a significant effect on future financial reporting.
- We did not identify any alternative treatments permissible under the applicable financial reporting framework for policies and practices related to material items.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no misstatements noted during the audit.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit. There were no uncorrected misstatements.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report Year Ended December 31, 2019, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") that accompanies the financial statements.. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the partners, and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC